Skadden, Arps, Slate, Meagher & Flom (UK) llp
40 BANK STREET
CANARY WHARF
LONDON E14 5DS
________

(020) 7519-7000
Fax:  (020) 7519-7070
www.skadden.com

September 3, 2010

Via EDGAR and Hand Delivery Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 U.S.A. Attention: H. Roger Schwall, Assistant Director

RE:	DRDGold Limited Form 20-F for the fiscal year ended
June 30, 2009 (File No. 0-28800)

Dear Mr. Schwall:

On behalf of DRDGold Limited (“DRDGold” or the “Company”), we are writing to respond to the comments set forth in your letter to Mr. Craig Clinton Barnes, dated August 10, 2010, with respect to the above referenced filing of the Company, responding to the Company's letter, dated June 28, 2010, sent in response to the Staff's comment letter dated May 21, 2010.

Set forth below is the response to the Staff’s comment, which has been provided following the text of the comment in the Staff’s letter.

Securities and Exchange Commission
September 3, 2010

Form 20-F for the fiscal year ended June 30, 2009

Note 18.  Equity of the Owners of the Parent, page F-35

Comment 1:
We note your response to our prior comment 7 regarding the holding or investment companies of your Australasian group structure that had not been disposed of as of June 30, 2009.  Note 26 to your financial statements in your Form 20-F states your Australasian operations have been disposed of during the fiscal year ended June 30, 2008.  Please clarify the contradiction between your footnote disclosure and your response.  We also note the amount of the foreign currency translation reserve is approximately the same as it was for your fiscal year ended June 30, 2008.  Tell us if there was a proportionate share of the foreign currency translation reserve reclassification to profit and loss for any Australasian entities disposed of pursuant to paragraph 48C of IAS 21.  Tell us how you are accounting for these holding or investment companies, and why they would not be considered discontinued operations if they are part of the Australasian group structure.

Response:
Note 26 to the Company’s financial statements includes disclosure regarding changes in operating results for the Offshore operating segment on a year-on-year basis. The disposal of the Company’s Australasian operations described in note 26 refers to the disposal of operating activities rather than the foreign holding companies referred to in the Company's response to the Staff's prior comment 7.  These foreign holding companies were located within the Australasian operations group structure but were not liquidated as they continued to hold certain assets and liabilities unrelated to the Company’s Australasian operations or were the subject of ongoing legal matters. These foreign holding companies included, among others, DRD (Offshore) Limited, which was located within the Australasian operations group structure, as the holding company of Emperor Mines Limited.

Foreign currency translation reserves were approximately the same in fiscal 2008 and fiscal 2009 because, following the disposal of the Australasian operating entities (the Porgera Joint Venture and Emperor Mines Limited in fiscal 2007 and fiscal 2008, respectively), the only companies within the Company’s group structure that continued to hold foreign currency translation reserves were foreign holding companies not engaged in operations. The proportionate share of the foreign currency translation reserve reclassified to profit and loss amounted to R124.1 million in fiscal 2007, which related to the Porgera disposal, and R151.4 million in fiscal 2008, which related to the Emperor disposal.

The foreign holding companies referred to above were placed into voluntary liquidation/ deregistration during fiscal 2010. Therefore, any foreign currency translation

Securities and Exchange Commission
September 3, 2010

reserve relating to the foreign holding companies would not have been reclassified to profit and loss until fiscal 2010.

The foreign holding companies are not engaged in operations and do not fall within the definition of discontinued operation under paragraphs 31 and 32 of IFRS 5 – Non-current assets held for sale and discontinued operations or qualify as an asset held for sale per paragraph 13 of IFRS 5, as they are to be abandoned as opposed to recovered through disposal to a third party.

Note 22.  Loans and Borrowings, page F-40

Comment 2:
We note your response to our prior comment 8 and your tabular presentation regarding the calculation information of preference shares. Please provide further clarification on how you calculated the carrying values for each of the three years presented, how the gains were calculated in fiscal year 2009 and how the losses were calculated in 2008.

Response:
As the Company noted in its previous comment response, IAS 39 permits estimated cash flows to be periodically revised to take into account changes in circumstances that indicate a change in the timing and payments of the dividends.

In calculating the carrying value of the preference shares each year, the Company periodically revises its estimate of the period over which the liability will be repaid. As part of this process the Company uses the life-of-mine (LOM) plans for ERPM, Crown and Blyvoor, each of which contain the expected future cash flows over the life expectancy of each individual operation, after taking into consideration any future capital or other commitments. Various assumptions are made by the Company as to the funds available to make dividend payments on the preference shares based on the LOM plans, and the revised estimated cash flows allocated for the payments on the preference shares are discounted to their present value at the original effective interest rate.

For fiscal 2008, losses were primarily attributable to the substantial increase in the rand per kilogram gold price. For fiscal 2009, gains were primarily attributable to the movement in the expected term of ERPM due to the inclusion of the Elsburg dump into the LOM, the closure of the ERPM underground operations and at Blyvoor a reduction in recoverable grades and a resulting decrease in gold production.

With respect to the calculation of the gain/loss on the preference shares, please refer to the table below, which also reconciles the opening and closing carrying values for fiscal 2008 and fiscal 2009.

Securities and Exchange Commission
September 3, 2010

Calculation of net (gain)/loss	2008 (R'000)	2009 (R'000)
Opening carrying value	49,185	140,900
Unwinding of financial liabilities measured at amortized cost	6,394	18,023
Repayment	-	(31,777)
Closing carrying value	(140,900)	(65,146)
Net (gain)/loss on financial liabilities measured at amortized cost	85,321*	(62,000)

*The net loss on financial liabilities measured at amortized cost included in the Company’s response to the Staff’s comments dated June 28, 2010 included R1.6 million which relates to the net gain on financial liabilities measured at amortized cost of the Company’s foreign operations and is not related to the preference shares calculation.

Engineering Comments

Comment 3:
In regards to your 2009 ERPM surface reserves of 158.18 million tons as disclosed in your filing, please tell us if these numbers represent your Company's 74% ownership of ERPM.  In addition, please reconcile your fiscal year ending 2009 ERPM surface reserves to your fiscal year ending 2008 ERPM surface reserves.

Response:
The ERPM surface reserves of 158.18 million tons disclosed in the Company’s fiscal 2009 Form 20-F represents the 74% interest in ERPM attributable to the Company. ERPM’s attributable surface reserves increased from 10.19 million tons (in fiscal 2008) to 158.18 million tons (in fiscal 2009). This increase was due to the inclusion of the Elsburg dump in connection with Phase 1 of the Ergo project (as discussed on page 48 of the Form 20-F under ‘Ore reserves and life of mine’), which commenced production during fiscal 2009, as well as the Benoni dump.  Neither of these dumps was previously recorded as reserves by the Company. The amount attributable to the Elsburg dump in fiscal 2009 was 139.89 million tons, based on a grade of 0.01 ounces per ton and 1.3 million ounces, and the amount attributable to the Benoni dump in fiscal 2009 was 9.26 million tons. The remaining 9.03 million tons relates to the Cason dump. The table below sets forth a reconciliation of ERPM’s surface reserves in fiscal 2008 to ERPM’s surface reserves in fiscal 2009.

Reconciliation of ERPM surface reserves	(Million tons)
Fiscal 2008 surface reserves (attributable to Cason dump)	10.19
2009 Adjustments
Cason tons mined	-1. 16
Benoni dump	9.26
Elsburg dump	139.89
Closing balance	158.18

Securities and Exchange Commission
September 3, 2010

Represented by
Elsburg dump	139.89
Benoni dump	9.26
Cason dump	9.03
Total	158.18

Comment 4:
Please indicate if the metallurgical recovery factor and the pay limit grade for your ERPM surface reserves are based on current information.  If the metallurgical recovery factory and the pay limit grade for your ERPM surface reserves are not based on current information, please revise in future filings.

Response:
The Company confirms that the metallurgical recovery factor and the pay limit grade for ERPM surface reserves have been based on current information. Modifying factors used by the Company, such as metallurgical recovery factor and pay limit grade, are based on best available estimates for a given period. As a given project develops, to the extent the Company’s understanding of the metallurgical recovery factor and pay limit grade develops, the Company revises the initial modifying factors it uses in order to ensure that the best estimate available for a given period is used when calculating reserves.

* * * * *

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7519 7070. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7171, or, in my absence, James McDonald on +44 207 519 7183, or Craig Barnes of DRDGold Limited on +27 (0)11 219 8700.

Sincerely,

/s/ Richard A. Ely

Richard A. Ely

cc:	Securities and Exchange Commission
Bob Carroll
Chris White
John Coleman

DRDGold Limited
Craig Barnes
Kobus Dissel
Francois van der Westhuizen